UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 18, 2026, Mint Incorporation Limited, a company incorporated in the British Virgin Islands (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Deep Vision Enterprise Limited (“Deep Vision”), a principal shareholder of the Company wholly owned by Mr. Hoi Lung Chan, the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Company. The Share Purchase Agreement and the transactions contemplated thereby, which constituted a related party transaction, were reviewed and approved by the audit committee of the Board and the Board on the same date.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, the Company agreed to sell and issue, and Deep Vision agreed to purchase and subscribe for, 211,879 Class B ordinary shares (the “Purchased Shares”) of no par value of the Company (the “Class B Ordinary Shares”) at a purchase price of US$3.01 per share (the “Purchase Price”) for an aggregate subscription amount of HK$5,000,000 (equivalent to US$637,755.10 based on the exchange rate of HK$7.84 to US$1.00 agreed by the parties in the Share Purchase Agreement) (the “Total Subscription Amount”).

The Purchase Price was determined by reference to and is equivalent to the market price per Class A ordinary share of the Company (the “Class A Ordinary Shares”) as quoted on the Nasdaq Capital Market on May 15, 2026.

Each Class B Ordinary Share is entitled to twenty (20) votes per share and is convertible into one Class A Ordinary Share at the option of the holder, but is not listed on any securities exchange.

On May 26, 2026, the Company had received the Total Subscription Amount and issued the Purchased Shares.

The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

Related Party Transactions

Deep Vision is a principal shareholder of the Company and is wholly owned by Mr. Hoi Lung Chan, the Chairman of the Board and Chief Executive Officer of the Company. Accordingly, the transactions described herein constitute related party transactions of the Company. The Board and the audit committee of the Company determined that the terms of the Share Purchase Agreement are fair to, and in the best interests of, the Company and its shareholders, and approved the entry into the Share Purchase Agreement.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

This report, including Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Share Purchase Agreement by and between the Company and Deep Vision Enterprise Limited dated May 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

2